UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 19)

FUNDTECH LTD.
(Name of Issuer)
ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)
M47095100
(CUSIP Number)

NITSA EINAN, ADV.
CLAL INDUSTRIES AND INVESTMENTS LTD.
3 AZRIELI CENTER, TRIANGLE TOWER
TEL AVIV, 67023
ISRAEL
TEL: +972 (3) 607-5794

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the  remainder of this cover page shall not be deemed to be “filed” for the purpose  of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47095100	Schedule 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,801,398 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,799,398 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,801,398 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.8%1
14	TYPE OF REPORTING PERSON* CO

1	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* CO

1
IDB Development Corporation Ltd. (“IDB Development”) may be deemed to beneficially own:  (i) 8,801,398 Ordinary Shares beneficially owned by Clal Industries and Investments Ltd. (“Clal Industries”), a subsidiary of IDB Development; (ii) 101,609 Ordinary Shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a subsidiary of IDB Development; (iii) 22,121 Ordinary Shares held by mutual funds managed by subsidiaries of CIEH; and (iv) 500 Ordinary Shares held for the benefit of clients of companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (the Ordinary Shares described in clauses (iii) and (iv), the “CIEH and Epsilon Shares”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* CO

1
The Reporting Person may be deemed to beneficially own 8,903,007 Ordinary Shares that may be deemed to be beneficially owned by IDB Development Corporation Ltd. (“IDB Development”), its wholly-owned subsidiary.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,903,007 Ordinary Shares that may be deemed to be beneficially owned by IDB Development Corporation Ltd. (“IDB Development”), its wholly-owned subsidiary.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Shelly Dankner-Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,903,007 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,903,007 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

CUSIP No. M47095100	Schedule 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,903,007 shares 1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,901,007 shares 1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,903,007 shares 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%3
14	TYPE OF REPORTING PERSON* IN

1
The Reporting Person may be deemed to beneficially own 8,903,007 Ordinary Shares that may be deemed to be beneficially owned by IDB Holding Corporation Ltd. (“IDB Holding”).  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

2	Excludes the CIEH and Epsilon Shares.
3	The percentage is based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) relates to and amends and supplements the Statement of Beneficial Ownership on Schedule 13D (as amended from time to time, the “Statement”) with respect to ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of Fundtech Ltd. (the “Issuer”), previously filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons.

Unless otherwise defined in this Amendment No. 19, capitalized terms have the meanings given to them in the Statement.  Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported on the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and supplemented as follows:

As of June 30, 2011 (based, among other things, on information provided to the Reporting Persons):

(a), (b) and (c):

IDB Development Corporation Ltd. (“IDB Development”), an Israeli private company and wholly-owned subsidiary of IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public company traded on the Tel Aviv Stock Exchange, held approximately 60.54% of the issued share capital and voting rights of Clal Industries and Investments Ltd. (“Clal Industries”), an Israeli public company traded on the Tel Aviv Stock Exchange.

Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli company, held, directly and through Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company which is an indirect wholly-owned subsidiary of Ganden Holdings, approximately 54.72% of the issued share capital and voting rights of IDB Holding as follows: Ganden Investments held approximately 37.22% of the issued share capital and voting rights of IDB Holding, and Ganden Holdings held approximately 17.50% of the issued share capital and voting rights of IDB Holding. Shelly Danker-Bergman, through a private Israeli company which is wholly owned by her, held approximately 4.17% of the issued share capital and voting rights of IDB Holding.

The controlling shareholders of Ganden Holdings are Nochi Dankner, who held, directly and through a company controlled by him, approximately 56.30% of the issued share capital and voting rights of Ganden Holdings, and his sister, Shelly Danker-Bergman, who held approximately 12.41% of the issued share capital and voting rights of Ganden Holdings.  The aforementioned controlling shareholders are considered joint holders of approximately 68.71% of the issued share capital and voting rights of Ganden Holdings by virtue, inter alia, of a co-operation and pre-coordination agreement between them. Nochi Dankner’s control in Ganden Holdings also arises from an agreement signed by all the shareholders of Ganden Holdings, pursuant to which Nochi Dankner was granted, inter alia, veto rights at meetings of the Board of Directors and the shareholders of Ganden Holdings and its subsidiaries.

Manor Holdings B.A. Ltd. (“Manor Holdings”), a private Israeli company, held, directly and through Manor Investments - IDB Ltd. (“Manor Investments”), a private Israeli company, which is a subsidiary of Manor Holdings, approximately 13.30% of the issued share capital and voting rights of IDB Holding as follows: Manor Investments held approximately 10.25% of the issued share capital and voting rights of IDB Holding and Manor Holdings held approximately 3.05% of the issued share capital and voting rights of IDB Holding.

Isaac Manor and Ruth Manor and their four children, Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia, held all of the shares of Manor Investments through two private companies - Manor Holdings and Euro Man Automotive Ltd. (“Euro Man”), as follows: Ruth and Isaac Manor held all the shares of Manor Holdings, which held 60% of the shares of Manor Investments.  In addition, Ruth and Isaac Manor and their aforementioned children held all of the shares of Euro Man, which held 40% of the shares of Manor Investments, as follows: Ruth Manor and Isaac Manor each held 10% of the shares of Euro Man; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each held 20% of the shares of Euro Man.

Avraham Livnat Ltd. (“Livnat”), a private Israeli company, held directly and through Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company which is a wholly-owned subsidiary of Livnat, approximately 13.31% of the issued share capital and voting rights of IDB Holding as follows: Livnat Investments held 10.2% of the issued share capital and voting rights of IDB Holding and Livnat  held approximately 3.11% of the issued share capital and voting rights of IDB Holding.

Livnat Investments is wholly owned by Livnat, which is entirely held by Avraham Livnat and his three sons, Zeev Livnat, Zvi Livnat and Shay Livnat, as follows: Avraham Livnat held 75% of the voting rights in Livnat and Zvi Livnat held 25% of the voting rights in Livnat. In addition, each of Messrs. Zeev Livnat, Zvi Livnat and Shay Livnat held approximately 33.3% of the rights to capital in Livnat.

Ganden Investments, Manor Investments and Livnat Investments are parties to a shareholders agreement (as amended), for the maintaining and exercising of their joint control of IDB Holding, with respect to their aggregate holdings of (approximately) 51.7% of the issued share capital of IDB Holding, as follows: (i) Ganden Investments - approximately 31.02%; (ii) Manor Investments - approximately 10.34%; and (iii) Livnat Investments - approximately 10.34% (directly and through their parent companies) (“IDB Holding Shareholders Agreement”). The term of the IDB Holding Shareholders Agreement expires in May 2023.  The shareholders’ agreement is more fully described in Amendment No. 13 to the Statement filed on June 27, 2003.

It is hereby clarified that the additional holdings in IDB Holding are as follows: Ganden Holdings - approximately 17.5%, Ganden Investments - approximately 6.2%, Shelly Danker- Bergman (through a private Israeli company which is wholly owned by her) - approximately 4.17%, Manor Holdings - approximately 2.96% and Livnat - approximately 2.97%, are not included in the “controlling stake” as defined in the IDB Holding Shareholders Agreement.

The name, residence or business address, present principal occupation and citizenship of the executive officers and directors of (i) Clal Industries, (ii) IDB Holding and (iii) IDB Development are set forth in Exhibits 1, 2 and 3 attached to this Amendment No. 19, respectively, and incorporated herein by reference.

(d)    None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits 1, 2 or 3 to this Amendment No. 19, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)    None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits 1, 2 or 3 to this Amendment No. 19, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The citizenship of the Reporting Persons who are natural persons is Israel.  The citizenship of the directors and executive officers named in Exhibits 1, 2, or 3 is set forth on Exhibit 1, 2, 3, as applicable.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by incorporating Item 6 of this Amendment No. 19 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The number of Ordinary Shares beneficially owned and the percentage of outstanding Ordinary Shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The percentages of ownership are based on 15,235,719 Ordinary Shares outstanding as of June 23, 2011, as disclosed by the Issuer.

(a)  As of June 27, 2011:

(1)           Clal Industries is the beneficial owner of 8,801,398 Ordinary Shares, constituting approximately 57.8% of the outstanding Ordinary Shares.

(2)           IDB Development may be deemed to beneficially own: (i) 8,801,398 Ordinary Shares beneficially owned by Clal Industries, a subsidiary of IDB Development; (ii) 101,609 Ordinary Shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), a subsidiary of IDB Development; (iii) 22,121 Ordinary Shares held by mutual funds managed by subsidiaries of CIEH; and (iv) 500 Ordinary Shares held for the benefit of clients of companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (the Ordinary Shares described in clauses (iii) and (iv), the “CIEH and Epsilon Shares”).  Excluding the CIEH and Epsilon Shares, IDB Development may be deemed to be the beneficial owner of an aggregate of 8,903,007 Ordinary Shares, constituting approximately 58.4% of the outstanding Ordinary Shares.

(3)           IDB Holding, Nochi Dankner, Shelley Dankner-Bergman, Avraham Livnat and Ruth Manor may be deemed to beneficially own 8,903,007 Ordinary Shares (excluding the CIEH and Epsilon Shares), constituting approximately 58.4% of the outstanding Ordinary Shares, that may be deemed to be beneficially owned by IDB Development.

(4)           To the knowledge of the Reporting Persons, none of the executive officer and directors listed on Exhibits 1 through 3 to this Amendment No. 19 beneficially owns any Ordinary Shares.

(b)  As of June 27, 2011:

(1) Clal Industries has shared voting power with respect to 8,801,398 Ordinary Shares and has shared dispositive power with respect to 8,799,398 Ordinary Shares.

(2) Each of the other Reporting Persons may be deemed to have (excluding the CIEH and Epsilon Shares) shared voting power with respect to 8,903,007 Ordinary Shares and shared dispositive power with respect to 8,901,007 Ordinary Shares.

(c) Other than as set forth on Exhibit A, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the executive officers and directors named in Exhibits 1 through 3 to this Amendment No. 19, purchased or sold any Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons (other than Clal Industries) disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended and supplemented as follows:

On June 26, 2011, the Issuer, S1 Corporation, a Delaware corporation (“S1”), and Finland Holdings (2011) Ltd., a company organized under the laws of Israel and a wholly-owned subsidiary of S1 (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as the continuing corporation in the Merger and as a wholly-owned subsidiary of S1 (the “Merger”).  Following the Merger, S1 will be renamed Fundtech Corporation (in this capacity following the consummation of the Merger, “Fundtech Corporation”). Following the Merger, Ordinary Shares will cease to be listed on any stock exchange.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time“), each Ordinary Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive 2.72 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of S1 (“S1 Common Stock”).  Clal Industries is expected to beneficially own approximately 24% of the outstanding shares of Fundtech Corporation following the Merger. Under the Merger Agreement, certain significant shareholders of the Issuer, including Clal Industries based upon its holdings in the Issuer, are third-party beneficiaries of a provision of the Merger Agreement that requires S1 to enter into a registration and information rights agreement in the form attached as Exhibit D to the Merger Agreement.

In connection with the execution of the Merger Agreement, Clal Industries has entered into a Voting Agreement, dated as of June 26, 2011 (the “Voting Agreement”), with S1, pursuant to which it has agreed, subject to the terms and conditions thereof, at every meeting of the stockholders of the Issuer called, and at every postponement or adjournment thereof, to vote: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement; and (ii) against any alternative business combination transaction (the “Voting Commitment”).  Clal Industries’ Voting Commitment will expire on the first to occur of (a) the termination of the Merger Agreement pursuant to Article VIII thereof, (b) the occurrence of a “Company Change of Recommendation” (as defined in the Merger Agreement) pursuant to Section 6.6(e) of the Merger Agreement or (c) the Effective Time.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Voting Agreement, each of which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
Exhibit A	Transactions in Ordinary Shares Effected During the Past 60 Days.
Exhibit 1	Name, citizenship, business address and present principal occupation of executive officers and directors of Clal Industries.
Exhibit 2	Name, citizenship, business address and present principal occupation of executive officers and directors of IDB Development.
Exhibit 3	Name, citizenship, business address and present principal occupation of executive officers and directors of IDB Holding.
Exhibits 4-9*	Joint Filing Agreements filed with Amendment No. 14 filed on September 17, 2007
Exhibit 10
Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and Fundtech Ltd. (incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on June 27, 2011)

Exhibit 11
Voting Agreement, dated as of June 26, 2011, by and among S1 Corporation and Clal Industries and Investments Ltd. (incorporated herein by reference to Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on June 27, 2011)

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2011

CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN AVRAHAM LIVNAT RUTH MANOR

By:	/s/ Yehuda Ben Ezra
Yehuda Ben Ezra

By:	/s/ Gonen Bieber
Gonen Bieber

Yehuda Ben Ezra and Gonen Bieberare are authorized signatories of Clal Industries and Investments Ltd. for itself and on behalf of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as Exhibits 4-9 to Amendment No. 14 to the Statement.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A	Transactions in Ordinary Shares Effected During the Past 60 Days.
Exhibit 1	Name, citizenship, business address and present principal occupation of executive officers and directors of Clal Industries.
Exhibit 2	Name, citizenship, business address and present principal occupation of executive officers and directors of IDB Development.
Exhibit 3	Name, citizenship, business address and present principal occupation of executive officers and directors of IDB Holding.
Exhibits 4-9*	Joint Filing Agreements filed with Amendment No. 14 filed on September 17, 2007
Exhibit 10
Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and Fundtech Ltd. (incorporated herein by reference to Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on June 27, 2011)

Exhibit 11
Voting Agreement, dated as of June 26, 2011, by and among S1 Corporation and Clal Industries and Investments Ltd. (incorporated herein by reference to Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K filed by the Issuer on June 27, 2011)

* Previously filed.